UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 1-35016

SGOCO Group, Ltd.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 17, 2020, SGOCO Group, Ltd. (the “Company”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Lin So Chun, unaffiliated third parties (the “Investor”), pursuant to which the Company sold to Ms Lin, 4,500,000 shares of its ordinary stock, par value $0.004 per share (the “Shares”), respectively, at a per share purchase price of $0.80, for aggregate proceeds of $3,600,000. The Shares were offered and sold by the Company to the Investors in a series of private transactions pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

The description of the Stock Purchase Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Stock Purchase Agreement which is filed herewith as Exhibit 10.1, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: April 17, 2020	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

10.1	Form of Stock Purchase Agreement.